

LEASE AGREEMENT

THE STATE OF TEXAS §
§
COUNTY OF HARRIS §

THIS LEASE AGREEMENT made the **12th** day of **June, 2013** between **Whitestone Industrial-Office, LLC, a Texas limited liability company, d/b/a Westgate Service Center**, herein called "Landlord", and **Profire Energy Inc.** herein called "Tenant".

WITNESSETH

ARTICLE I – PREMISES

1.1 Landlord hereby LEASES, DEMISES and LETS to Tenant and Tenant hereby leases from Landlord certain office/warehouse space, **19407 Park Row, Suite 100, Houston Texas 77043** (the "Premises"), which contains approximately 5,400 square feet, and is located **19407 Park Row & 1507 Ricefield, Houston, Texas 77084** (the "Building"). Said Building is located on the property described in Exhibit "A". Said Premises is to be constructed in substantial accordance with Exhibit "B" attached hereto and is shown on the floor plan attached as Exhibit "C". The Sign Criteria is attached as Exhibit "D" and the form of Guarantee of Lease is attached as Exhibit "E".

1.2. This Lease is conditioned on the faithful performance of all the following agreements, covenants, rules and regulations, herein set out and agreed to by Tenant. This Lease is made on and subject to all of the provisions terms, covenants and conditions set out below.

ARTICLE II – TERM OF LEASE

2.1. TO HAVE AND TO HOLD the Premises unto the Tenant from and after the commencement of the term hereof as hereinafter provided for a term of **thirty-seven** calendar months, excluding the initial partial month if the lease term begins on any other day than the first of the month, beginning after commencement of the term thereof.

2.2. The term of this Lease shall commence on **June 30, 2013,** (the "Commencement Date") and the term hereof shall end on **July 31, 2016,** (the "Termination Date"). The parties each agree, upon demand of the other, to execute a written declaration in recordable form expressing the commencement and termination dates of the term hereof.

2.3. If tenant improvements are not substantially completed by August 1, 2013 the Landlord shall not have any liability whatsoever to the Tenant as a result thereof, and the commencement date will be adjusted to the date the Tenant Improvements are substantially completed, and the date the term of this lease shall end will be adjusted so the term shall be a full **thirty-seven (37)** calendar months.

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ARTICLE III – RENT AND OTHER CHARGES

3.1. As rentals under this Lease Agreement and for the use and occupancy of the Premises, Tenant binds and obligates itself to pay Landlord at the address designated herein or on or at any other place designated in writing by Landlord in Harris County, Texas, without deduction or off set, the sum **One Hundred Twenty-Nine Thousand Six Hundred and 00/100 dollars ($129,600.00)**, for the total term of this Lease Agreement. **All rent and sums provided to be paid under this Lease shall be made payable to Whitestone Industrial-Office, LLC and mailed to the following address:**

3.2.

Whitestone REIT
Department #234
P.O. Box 4869
Houston, TX 77210-4869

The monthly base rental shall be payable in **thirty-seven (37)** monthly amounts as follows:

06-30-2013	**to**	**07-31-2013**	**$ 0.00**
08-01-2013	**to**	**07-31-2014**	**$ 3,500.00**
08-01-2014	**to**	**07-31-2015**	**$ 3,600.00**
08-01-2015	**to**	**07-31-2016**	**$ 3,700.00**

These monthly amounts shall be due and payable in advance on or before the first day of each and every calendar month during this lease term. However, in the event the lease term commences or ends on a day which is not the first or last day of the calendar month, then Tenant shall be obligated to pay to Landlord a pro rata monthly rental payment equal to the number of days remaining in the month as the same bears to the total monthly rental referred to above. Tenant agrees to pay an additional amount equal to 6% of any amount due Landlord that is not received by Landlord within five (5) days of due date. This amount will become additional rent and default on that amount will be default on this Lease.

Notwithstanding anything to the contrary contained herein, Landlord hereby grants Tenant use of the Premises free of Base Rent and Additional Rent for the first month and one (1) day of the Term, from June 30, 2013 through July 31, 2013, as shown in the Base Rent schedule above (the "**Free Rent Period**"). The total value of the free Base Rent granted to Tenant is $3,616.67. Tenant agrees that if, at any time during the term of the Lease there is a default of this lease by Tenant which is not cured within the applicable cure period, the unamortized value of the Rent-free occupancy (both Base Rent and Additional Rent) shall be deemed an additional obligation payable by Tenant. Upon the occurrence of a default by Tenant under the terms of the Lease which is not cured within the applicable cure period, Tenant shall be required to pay the unamortized value of the free Base Rent and Additional Rent upon demand of Landlord and any other amounts owed under the terms of the Lease.

3.3. Additionally, Tenant agrees to pay Landlord in Houston, Harris County, Texas, on the date of the execution and delivery of this lease, the sum of **Eight Thousand Six Hundred Eight and 00/100 dollars ($8,608.00)** which includes **($4,908.50)** as the first month's rent in advance and a security deposit in the amount of **($3,700)**.

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ARTICLE IV – MAINTENANCE OF COMMON AREAS

4.1. Landlord agrees to construct, and to maintain during the entire term of this Lease, the parking areas, approaches, exits, entrances and roadways included in the Office/Warehouse substantially as shown on the plot plan attached hereto as Exhibit "C", in good order and repair.

4.2. Landlord agrees that during the term of this Lease, Tenant shall have the non-exclusive right to use the parking facilities in the Office/Warehouse (provided and designated by Landlord) for the accommodation and parking of automobiles of Tenant, its officers, agents and employees, and its customers and others doing business with the Tenant while doing business in the Office/Warehouse. But, Tenant understands and agrees that Landlord shall have the right to designate from time to time, and to change in a reasonable manner from time to time, the portions of the Office/Warehouse that shall be used as parking areas, approaches, exits, entrances and the like, so long as such changes do not restrict or reduce the amount of parking available to Tenant within 100' of Tenant's front door.

4.3. Common area maintenance (CAM) charge shall be used by the Landlord for the maintenance, repairing and cleaning of the parking areas and drives, keeping them free of trash and abandoned cars, maintaining and repairing exterior lighting for the Center, water, maintenance and upkeep of the Center's landscaping, maintenance and painting of exterior walls, maintaining and repairing the roofs, garbage and trash removal, administrative costs, personnel, maintenance people and other people and other expenses and/or services as may be, in the reasonable judgment of the Landlord to be in the best interest of the Office/Warehouse in order to keep and maintain the Center in a first-class operating condition.

4.4. In addition to the rent specified in Section 3.1 above, and/or amounts due herein Tenant covenants and agrees to pay Landlord, an estimated Common Area Maintenance charge of $1.60 per square foot or interior area in the demised premises on an annual basis. The total monthly payment, subject to the terms in Section 3.1 above, shall be $720.00.

4.5. Should the Landlord's Common Area Maintenance Costs exceed the amount of the estimated Common Area Maintenance charge specified in Section 4.4 above, Landlord may, at its sole discretion, bill all Tenants of said Office/Warehouse for their pro-rata share of all reasonable expenses or costs exceeding the estimated Common Area Maintenance charges specified in Section 4.4 above on a monthly basis, in addition to the estimated monthly Common Area Maintenance charge.

4.6. Should any Tenant fail to provide for the timely removal of garbage/trash, to the extent required under this Lease, Landlord may then, at its sole discretion, order such removal and bill Tenant for said services. Tenant will pay Landlord the costs of such garbage/trash removal within ten (10) days of Landlord's billing date. Failure to pay this billing or any other levied charge, on prorated basis with the other tenants on the normal usage plan, in the specified time allotted, will constitute a default by Tenant under the terms and provisions of this Lease. Landlord will assign each Tenant a specific dumpster or location (if Tenant requires own dumpster), as outlined in blue on the attached plot plan labeled Exhibit "C," at Landlord's sole discretion, thus allowing dumpster locations that are screened for visual acceptance and proper maintenance.

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ARTICLE V – TAXES AND INSURANCE

5.1. In addition to the rent specified in Section 3.1 above, and/or other amounts due herein, Tenant covenants and agrees to pay Landlord, an estimated ad valorem tax of $1.32 and insurance of $0.21¢ per square foot of interior area in the Premises on an annual basis. The total monthly payment, subject to modifications described below and the payment terms in Section 3.1 above, shall be $688.50.

5.2. In addition to the rent, Common Area Maintenance payments and other charges, all taxes, assessments and other called for above, and as additional rent, Tenant will pay its pro rata share of all taxes, governmental charges, whether federal, state, county, or municipal, including any taxes assessed by a "Property Management District" created by the Legislature, and whether assessed by taxing districts or authorities presently taxing the Property or by others, subsequently created or otherwise, and any sales taxes, use taxes or other taxes and assessments attributed to the Property or its rental and operation, which may be assessed against Landlord including fees for attorneys, tax consultants, arbitrators, appraisers, experts and other witnesses, incurred by Landlord in contesting any taxes or the assess valuation of all or any part of the Project. If the present method of taxation changes so that in lieu of the whole or any part of any taxes levied on the Property, there is levied on Landlord a capital tax or gross margin tax, which is based upon the revenues received therefrom or a franchise tax, assessments, or charges, or the part thereof so based, shall be included within the term "Taxes". Notwithstanding any provision in this Section to the contrary, if Landlord is an entity subject to state income tax or federal income tax, then the definition of the term "Taxes" shall not include any state income tax or federal income tax imposed on Landlord.

5.3. Landlord shall have the right to estimate Additional Rent (or components thereof) for each calendar year (or portion thereof) during the Term and Tenant shall pay to Landlord one-twelfth (1/12) of the amount of such estimate (the "Estimated Additional Rent") monthly with each of Tenant's Base Rental payments. By each April 1 or as soon thereafter as practical, Landlord shall furnish to Tenant a statement of Landlord's actual CAM Charge, Taxes, Insurance, Water Charges and any other Tenant charges for the previous calendar year ("Actual Additional Rent"). If for any calendar year Tenant's Actual Additional Rent paid to Landlord exceeds Tenant's Estimated Additional Rent for such year, then, so long as Tenant is not in default hereunder, Landlord shall refund to Tenant such excess (or, at Landlord's option, apply such excess against Rent due or to become due hereunder). Likewise, Tenant shall pay to Landlord, on demand within ten (10) days of demand therefor, any underpayment of Actual Additional Rent with respect to the prior year, which obligation of Tenant shall survive the expiration or earlier termination of this Lease. Landlord may alter its billing procedures at any time, and reserves the right to adjust the Estimated Additional Rent due to any variances incurred.

5.4. Tenant shall be obligated and agrees to pay all such taxes which may be lawfully charged, assessed or imposed upon any fixtures, equipment and personal property in the demised Premises; and Tenant shall be obligated to pay all license fees, sales taxes and other fees and taxes which may be lawfully imposed upon or with respect to the business of Tenant conducted in or upon the demised Premises.

5.5. As additional rental, Tenant will pay to Landlord in Houston, Harris County, Texas, upon Landlord's demand, in each year pro rata cost of fire and extended insurance, public liability insurance and other insurance pertaining to the leased Premises. Any proration of such increase shall be in the same manner as in paragraph 5.1 above.

5.6. It is agreed that all determinations shall be made by the Landlord in good faith. Landlord will, upon request, furnish copies of all tax renditions and statements, insurance policies and premium

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statements and other data and material in Landlord's possession relating to calculation and determination of all such amounts determined by Landlord to be due by Tenant under this Article V.

ARTICLE VI – UTILITIES

6.1. Tenant will at its own cost and expense pay for all water, gas, heat, electricity, and other utilities used in the demised Premises and will save and hold Landlord harmless from any charge or liability for same.

ARTICLE VII – TENANT'S USE OF PREMISES

7.1. It is understood, and Tenant so agrees that the Leased Premises, during the term hereof, may be used and occupied only for **General Office Warehouse Use**. Tenant binds and obligates itself to occupy and use the Leased Premises continuously during the term of this Lease for the purpose provided above and according to the generally accepted standards for the operation of the same or similar businesses, and during regular business hours as provided in this Lease.

7.2. Tenant agrees, during the entire term hereof, to conduct its business in the Leased Premises at all times in a high class and reputable manner. Tenant shall promptly comply with all laws, ordinances, and lawful orders and regulation affecting the demised premises and the cleanliness, safety, occupation and use of same. No auction or bankruptcy sale may be conducted in the Leased Premises without the previous written consent of Landlord. Tenant agrees that it will conduct its business in the Leased Premises during the regular and customary hours of such type of business on all business days, and will conduct such business in lawful manner and in good faith. Tenant shall not use the sidewalks or any area adjacent to the Leased Premises for business purposes without the previous written consent of Landlord.

7.3. In addition to the foregoing, Tenant agrees that it will at all times during the term hereof:

(a) Maintain the Leased Premises and exterior and interior portions of all windows, doors and all other glass or plate glass fixtures in first class condition and keep the demised premises in a neat and clean condition.

(b) Cause all goods and merchandise to be delivered and removed and all removal of garbage and refuse to be made only by way of the areas which may be designated by Landlord for such purposes.

7.4. Tenant further agrees that it will not at any time during the term hereof (a) place on the exterior walls (including both interior and exterior surfaces of windows and doors), the roof of the Leased Premises or any other part of the Office/Warehouse outside the Leased Premises any sign, symbol, advertisement, neon lights, other light, or any other object or thing visible to public view outside of the Leased Premises without the prior written consent of Landlord, or (b) perform any act or carry on any practice which may injure the Leased Premises or the building in which same are located or any other part of the Office/Warehouse complex or cause any offensive odors or loud noise or constitute a nuisance or menace to any other tenants therein, or (c) operate or cause to be operated any incinerator or other device for burning trash or refuse on the Leased Premises or anywhere in the Office/Warehouse complex.

ARTICLE VIII – MAINTENANCE

8.1. Other than as provided below in this section, Landlord agrees to keep in good order, condition and repair the foundations, exterior walls (except glass and glass windows and the so-called store front),

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roof and structural portions of the Leased Premises, except for reasonable use and wear and any damage thereof caused by any act of negligence of "Tenant," its employees, agents, licensees or contractors.

8.2. Tenant agrees throughout the term hereof to keep and maintain the Leased Premises and every part thereof (except as herein above provided) in good order, condition and repair, including without limitation, all plumbing facilities within the Leased Premises, fixtures and interior walls, floors, ceiling, signs, air conditioning and heating equipment, all interior building appliances and similar equipment and the sewer line from the Premises to its point of connection with the main sewer line maintained by Landlord to serve the Office/Warehouse. Tenant specifically agrees to replace all glass and glass windows in the Leased Premises which may be broken or cracked during this Lease at Tenant's sole cost.

8.3. Tenant shall not make any alterations, improvements or additions to the Leased Premises without first obtaining, in each instance, the written consent of Landlord. Any and all alterations, additions, improvement, and fixtures (other that the usual trade fixtures) which may be made or installed by either Landlord or Tenant upon the Leased Premises and which in any manner are attached to the floors, walls or ceiling (including without limitation any linoleum or other floor covering which may be cemented or otherwise adhesively attached to the floor, or air conditioning and heating systems) shall remain upon the Leased Premises and at the termination of this Lease shall be surrendered with the Leased Premises as a part thereof without disturbance, molestation or injury except for cabinets and light fixtures which have been paid for and installed by Tenant. Said cabinets shall remain the property of Tenant, and Tenant may remove them at any time, or, at Tenant's option, within a reasonable time after the termination of this Lease.

ARTICLE IX – INDEMNITY & PUBLIC LIABILITY

9.1. Tenant agrees to indemnify and save Landlord harmless from all claims (including reasonable costs and expenses of defending such claims) arising (or alleged to arise) from any act or omission of Tenant or Tenant's agents, or contractors, or arising from any injury, damage or death to any person or the property of any person should such occur during the term of this Lease in or about the Tenant's Leased Premises from any cause whatsoever (including without limitations bursting pipes and smoke) by reason or construction, use, occupancy or enjoyment of the Leased Premises by Tenant or any person therein holding under Tenant. Tenant assumes responsibility for the condition of the Leased Premises and agrees to give Landlord written notice in the event of any damage, defect, or disrepair therein. Tenant will provide a waiver of subrogation from Tenant's fire and extended coverage insurance carrier to Landlord upon request. Tenant agrees that Landlord shall not be responsible or liable to tenants or those claiming under Tenant for any loss while occupying any other part of the Office/Warehouse, excluding Landlord, Landlord's employees, representatives or agents who may occupy any other part of the Office/Warehouse.

9.2. Tenant will maintain, at its own cost and expense, public liability and property damage insurance in a form and with a company acceptable to Landlord in a minimum amount of $25,000.00 for property damage. $100,000.00 for injury to or death of one person and $300,000.00 for injury to or death of more than one person and in one accident or casualty. Such policy shall name Landlord (and any of its affiliates, subsidiaries, successors, and assigns designated by Landlord) as an additional insured and, shall provide for a waiver of subrogation in favor of Landlord and shall be non-cancellable with respect to Landlord except after thirty (30) days written notice. A certificate of such policy will be delivered to Landlord at least ten (10) days prior to the commencement date of this Lease and renewals thereof as required shall be delivered to Landlord at least ten (10) days prior to the expiration of the respective policy terms.

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ARTICLE X – NON-LIABILITY FOR CERTAIN DAMAGES

10.1. Landlord shall not be liable to Tenant for any injury to person or damage to property caused by the Building or Premises becoming out of repair or by gas, water, steam, electricity, or oil leaking or escaping into the demised premises (except where due to Landlord's negligence or failure to make repairs required to be made hereunder, after the expiration of thirty days and after written notice to Landlord of the need for such repairs), nor shall Landlord be liable to Tenant for any loss or damage that be occasioned by or through the acts or omissions of other tenants of the center or any other persons whatsoever, except acts or omissions of employees and agents of Landlord. All property kept, stored or maintained within the Leased Premises shall be at Tenant's sole risk.

ARTICLE XI – LANDLORD'S ACCESS TO PREMISES

11.1. Landlord shall have the right to enter upon the Leased Premises at all reasonable hours for the purpose of making emergency repairs to the Leased Premises or any property owned or controlled by Landlord. If Landlord deems necessary any repairs or maintenance work required under this Lease to be made by Tenant, Landlord may demand that Tenant make the same forthwith. If Tenant fails or refuses to commence such repairs within fifteen (15) days, Landlord may (but shall not be obligated to) make or cause such repairs or maintenance work to be made (without in any way waiving any other rights of Landlord hereunder for Tenant's said default); and if Landlord causes such repairs or maintenance work to be made, Tenant agrees to pay Landlord, as additional rent, the cost of any such repair or maintenance work thereof with interest at ten percent (10%) per annum, and Tenant's failure to pay this charge will constitute a default by Tenant under the terms and provisions of this Lease, and Landlord shall have the remedies provided in Article XVI hereof.

ARTICLE XII – FIRE AND CASUALTY INSURANCE

12.1. Tenant shall keep its fixtures, merchandise, and equipment insured against loss or damage by fire or casualty with the usual extended coverage clauses, and in the event of loss thereof or damage thereto neither Tenant nor its insurer shall have any recourse against Landlord, it being understood and agreed that Tenant assumes all risk of damage to its own property arising from any cause whatsoever, including without limitation loss by theft or otherwise, excluding any loss or damage caused by Landlord's agents, employees, or representatives, and that each insurance policy maintained by Tenant shall contain an express waiver of any rights of subrogation by the insurer or underwriter to any claim against Landlord.

12.2. Tenant agrees that it will not carry any stock of goods or do anything in or about the Leased Premises which will in any way increase the insurance premiums of Landlord or any other tenants on or with respect to the Leased Premises, the building of which the Leased Premises are a part or any other buildings in the Office/Warehouse or their respective contents. And Tenant will, upon demand, reimburse Landlord and all other tenants of Landlord in the Building for all extra premiums charged to Landlord and/or said tenants of Landlord caused by Tenant's use of the Leased Premises, whether or not Landlord has consented to the same. If Tenant shall install any electrical equipment that overloads the lines in the Leased Premises, Tenant shall at its expense make whatever changes are necessary to comply with the requirements of the insurance underwriters and governmental authorities having jurisdiction thereover.

ARTICLE XIII – CASUALTY DAMAGE OR DESTRUCTION

13.1 If at any time when twelve (12) full calendar months or more remain in the Lease Term, any part of the Building should be destroyed or damaged by fire or other risk covered by Landlord's fire and

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extended coverage insurance and such damage or destruction amounts to less than twenty percent (20%) of current replacement cost of the entire building and such damage can be repaired with the application of reasonable diligence within fifteen (15) working days, then in such event Landlord will be obligated to repair and reconstruct the premises, within a reasonable time, subject to delays cause by strikes, shortage of labor or material, war, Acts of God and other conditions beyond Landlord's reasonable control. Otherwise, if the Leased Premises, or the Building should be destroyed or damaged by fire or any other casualty, then Landlord shall have the election to terminate this Lease or to repair and reconstruct the Leased Premises, and Landlord will notify Tenant of its election within thirty (30) days after receipt of written notice from Tenant of such damage or destruction.

ARTICLE XIV – EMINENT DOMAIN

14.1 If there shall be taken during the term of this Lease all of the Leased Premises, or so large a part thereof that the balance cannot be practicably and economically restored to a unit, then in any of such events this Lease shall terminate. If a lesser part of the Leased Premises or Building should be so taken, then Landlord may elect to terminate this Lease or to continue same in effect, but if Landlord elects to continue Lease, the minimum rental shall be reduced in proportion to the area of the Leased Premises so taken.

14.2. All sums awarded or agreed upon between Landlord and the condemning authority for taking of the fee or the leasehold interest, whether as damages or as compensation, will be the property of Landlord. Any amounts specifically awarded or agreed upon by the Tenant and the condemning authority for the taking of Tenant's trade fixtures or other equipment shall be the property of Tenant.

ARTICLE XV – ASSIGNMENTS-SUBLETTING

15.1. Notwithstanding any other provision of this Lease, Tenant covenants and agrees that it will not assign this Lease or sublet (which term, without limitation, shall include granting of concessions, licenses and the like) the whole or any part of the Leased Premises without the express written consent of Landlord, and in any case where Landlord shall consent to such assignment or subletting, the Tenant named herein shall remain fully liable for the obligations of the "Tenant" hereunder; including without limitation, the obligation to pay all rent and other amounts provided under this Lease, for and during the entire term of this Lease.

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ARTICLE XVI – DEFAULT BY TENANT

16.1. The occurrence of any of the following events will be an event of default by Tenant under the Lease. In the event of a default under sub-sections (a) and (b) below, Tenant shall have a period of five (5) complete business days in which to cure any such event of default after delivery of written notice of default by Landlord.

(a) Tenant shall fail to pay Landlord any rental or other sum of money due under this Lease or under any other agreement with Landlord concerning the Premises.

(b) Tenant shall fail to maintain any insurance that the Lease requires Tenant to maintain.

(c) Tenant shall fail to perform or observe any term, covenant or condition of the Lease or any other agreement with Landlord concerning the Premises (other that a failure to timely pay rent or other charges or to maintain insurance) and Tenant shall not cure the failure within 30 days after notice thereof is given by Landlord, but if the failure is of a nature that it cannot be cured within such 30 day period, Tenant shall not have committed an event of default if Tenant commences the curing of the failure within such 30 day period and thereafter diligently pursues the curing of same and completes the cure within 60 days; provided, however, that if Tenant fails to perform or observe any such term, condition, covenant or provision 2 or more times in any Lease Year, then notwithstanding that such defaults have been cured by Tenant, any further similar failure shall be deemed an event of default without notice or opportunity to cure.

(d) Tenant or any guarantor to Tenant's obligations under this Lease shall become insolvent, or shall admit in writing its inability to pay it debts when due, shall make a transfer in fraud of its creditors, or shall make a general assignment or arrangement for the benefit of creditors, or all or substantially all of Tenant's assets or the assets of any guarantor of Tenant's obligation under this Lease or Tenant's interest in this Lease are levied on by execution or other legal process.

(e) A petition shall be filed by Tenant or any guarantor of Tenant's obligations under this Lease to have Tenant or such guarantor adjudged a bankrupt, or a petition for reorganization or arrangement under any law relating to bankruptcy shall be filed by Tenant or such guarantor, or any such petitions shall be filed against Tenant or such guarantor and shall not be removed within 30 days.

(f) A receiver or trustee shall be appointed for all or substantially all the assets of Tenant or of any guarantor of Tenant's obligations under this Lease or for Tenant's interest in this Lease.

(g) Tenant shall abandon or vacate any substantial portion of the Premises or shall fail to occupy the premises within 30 days after the Term commences and the Premises are ready for occupancy.

It is covenanted and agreed that if Tenant shall neglect or fail to perform or observe any of the covenants, terms, provisions, or conditions contained in this Lease to be performed or observed by it, or if the estate hereby created shall be taken by execution or by other process of law, or if Tenant shall be declared bankrupt or insolvent according to law, or if any assignment shall be made of the property of Tenant for the benefit of creditors, or if a receiver, guardian, conservator, or other similar officer shall be appointed to take charge of all or any substantial part of Tenant's property by a court of competent jurisdiction, or if Tenant shall file a petition or a petition shall be filed for a reorganization of Tenant under any provisions of the Bankruptcy Act now or hereafter enacted, or if Tenant shall file a petition for arrangement or other relief under any provisions of the Bankruptcy Act now or hereafter enacted and

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providing a plan or method for a debtor to settle, satisfy, or extend the time for payment of debts, then and in any of the said cases (notwithstanding any instance of previous breach of covenant or waiver of the benefit thereof or consent in any former instance), Landlord lawfully may, immediately, or at any time thereafter, and without demand or notice, enter upon the Leased Premises or any part thereof in the name of the whole and repossess the same as of Landlord's former estate, and expel Tenant and those claiming by, through or under it and remove its or their effects (through reasonable means) without being deemed guilty of any manner of trespass, and without liability for any damage or loss thereby occasioned, and without prejudice to any remedies which might otherwise be used for arrears of rent or preceding breach of covenant. Tenant covenants and agrees, notwithstanding any entry or reentry by Landlord, whether by summary proceedings, termination of this Lease or otherwise, to pay and to be liable for on all the days originally fixed herein for the payment thereof, an amount equal to the several installments of rent and all other amounts and charges which would, under the terms of this Lease, become due if this Lease had not been terminated or if Landlord had not entered or reentered as aforesaid, and whether the demised premises be re-let or remain vacant in whole or in part for the entire remaining term or for any period or periods less than the remainder of such term subject only to a credit for the net amount of rentals, if any, actually collected by Landlord for so doing and without any obligation on the part of Landlord to re-let (or to attempt to re-let same); or at the election of Landlord, Tenant, upon the time of such termination shall pay the amount that represents the excess of the rental and other amounts and payments hereinabove, above the reasonable rental value of said demised premises for the remainder of said term.

16.2. In case Tenant defaults in the payment of rental or other amounts becoming due by Tenant hereunder or in the performance or observance of any of the terms, covenants, agreements, or conditions contained in the Lease, Tenant agrees to pay Landlord all reasonable attorneys fees and costs thereby incurred by Landlord, in addition to all other amounts owing and which may become owing by Tenant hereunder.

16.3. In event Tenant shall fail or neglect to pay any insurance premiums or to maintain any insurance policies which Tenant is obligated to pay or maintain under any terms or provisions of this Lease, Landlord shall have the right (but shall not be obligated to) without impairing or waiving any other right or remedy herein provided for such default by Tenant, to pay such insurance premiums. In such an event, Tenant shall be obligated to reimburse landlord all monies it paid to maintain said policies of insurance, and all amounts thus paid out by Landlord and costs and expenses thus incurred by Landlord, together with interest thereon at the rate of ten percent (10%) per annum from the date expended by Landlord until repaid.

16.4. It is agreed that Landlord shall have and Tenant hereby grants to Landlord a valid first security interest upon all the goods, chattels, furniture, trade fixtures and property which Tenant may have or own upon the demised premises at any time or times during the term of this Lease. It is agreed that such express security interest shall not be construed as a waiver of any statutory or other lien given or which may be given Landlord, but shall be additional thereto.

ARTICLE XVII – MISCELLANEOUS PROVISIONS

17.1. Financing - Subordination: It is expressly stipulated and agreed that Tenant's rights, title, estate, and interest in and under this Lease and the covenants of quiet enjoyment and warranties of Landlord herein contained are and shall be at all times subordinate and subject to all valid liens and security interests now existing. Tenant agrees at any time and from time to time upon request of Landlord to execute and deliver proper recordable agreements submitted by Landlord expressly recognizing and confirming the foregoing subordination agreement with respect to any such lien or security interest.

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Alternatively, Tenant also agrees upon request of Landlord at any time or times to join with any lien-holder or secured party holding under Landlord in recordable recognition agreements.

17.2. RIGHT TO RELOCATE AND EARLY TERMINATION: In the event the Leased Premises contain less than 10,000 square feet of Net Rentable Area, Landlord reserves the right, at its option and upon giving sixty (60) days prior written notice to Tenant, to relocate Tenant from the Leased Premises to any other available space of similar size and area and equivalent rental in the complex. Landlord agrees to bear the reasonable cost of the relocation. Landlord also reserves the right, at its option and upon giving one hundred and twenty (120) days prior written notice to Tenant, to terminate this Lease if Landlord intends to proceed with a redevelopment of the property in which the Tenant's Premises are located. Landlord agrees to refund Tenant, on a pro rata basis, the costs of improvements Tenant has made to the Premises.

17.3. Holding Over: If Tenant should remain in possession of the Leased Premises after the expiration of the term of this Lease, without the execution of a new Lease, then Tenant shall be deemed to be occupying the Leased Premises as a Tenant from month to month, subject to all the covenants and obligations of this Lease and at a rental equal to 200% of the previous monthly rental installments and Common Area Maintenance charges.

17.4. Waiver: Failure on the part of Landlord to complain of any action or non-action on part of Tenant, no matter how long the same may continue, shall not be deemed to be a waiver by Landlord of any of its rights hereunder. Further, it is covenanted and agreed that no waiver at any time of any of the other provisions herein shall be construed as a waiver at any subsequent time of the same provisions. The consent or approval by Landlord to any action of Tenant requiring Landlord's consent or approval shall be required for any subsequent similar act by Tenant.

17.5. Notices: Whenever by the terms of this Lease notice shall or may be given either to Landlord or to Tenant, such notice shall be in writing and shall be delivered in hand or sent by Registered or Certified Mail, postage prepaid. Whenever a party is required to provide Notice of an act, event, intention or Notice of any kind under this Lease, such Notice shall be delivered to the other party in a written hard-copy format.

If intended for Landlord, address to:

Legal Department
Whitestone REIT
2600 South Gessner, Suite 500
Houston, Texas 77063; and

Property Manager – Westgate Service Center
Whitestone REIT
2600 South Gessner, Suite 500
Houston, Texas 77063

If intended for Tenant, addressed to:

Profire Energy Inc.
19407 Park Row, Suite 100
Houston, TX 77084

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or such other address as may from time to time hereafter by designated by Tenant by like notice.

17.6. Mechanic/Materialman's Liens: Tenant will not permit the placing of any mechanic's liens against the Premises, the Building, or the Land caused by or resulting from any work performed, materials furnished or obligation incurred by or at the request of (or alleged request of) Tenant. Nothing in this Lease or in any other agreement between Landlord and Tenant constitutes the consent or request of Landlord, express or implied, to any contractor, subcontractor, laborer or material-man for the performance of any labor or the furnishing of any materials for any specific improvements, alteration or repair to the Building or the Land. Nor does anything herein concerning the Premises give Tenant any right, power or authority to contract for or permit the rendering of any services or the furnishing of any materials that would give rise to the filing of any mechanic's or other liens against the interest of Landlord in the Building, or the Land. If any lien is filed against the interest of Landlord in the Building, or the Land or against the interest of Tenant in the Premises because of work performed, materials supplied or any obligation incurred by or at the request of (or alleged request of) Tenant, then Tenant will cause the same to be discharged of record within 20 days after filing. If Tenant fails to discharge the lien within such period, then, in addition to any other right or remedy of Landlord, Landlord may, but will not be obligated to, discharge the same either by paying the amount claimed to be due or by procuring the discharge by deposit in court or bonding. Any amount paid by Landlord to discharge the lien and all reasonable legal and other expenses of Landlord, including reasonable attorney's fees, in defending any such action or in procuring the discharge of the lien will be repaid by Tenant on demand.

17.7. Invalidity of Particular Provisions: If any term or provisions of this Lease or the application thereof to any person or circumstance shall, to any extent, be invalid or unenforceable, the remainder of this Lease, or the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby, and each term and provision of this Lease shall be valid and enforced to the fullest extent permitted by law.

17.8. Provisions are Binding: Except as herein otherwise expressly provided, the terms and provisions shall be binding upon and shall inure to the benefit of the heirs, executors, administrators, legal representatives, successors, and assigns respectively, of Landlord and Tenant. Each term and each provision of this Lease to be performed by Tenant shall be construed to be both a covenant and a condition. The reference contained to successors and assigns of Tenant is not intended to constitute a consent to assignment by Tenant, but has reference only to those instances in which Landlord may later give written consent to a particular assignment.

17.9. Definition of Terms: As used in this Lease and when required by the context, each number (singular and plural) shall include all numbers, and each gender shall include all genders; and unless the context otherwise required, the word "person" shall include "corporation, firm, or association," and furthermore, it is agreed and understood that any or all references made to "Landlord" and "Tenant" in this Lease shall by synonymous with any or all references to "Landlord" and "Tenant" in said Lease, and any or all Exhibits, Addenda, Attachments, or parts thereof.

17.10. Time of Essence: Time is and shall be of the essence of this Lease and of each term and provision hereof.

17.11. Governing Law: This Lease shall be governed exclusively by the provisions hereof and by the laws of the State of Texas, as the same may from time to time exist.

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17.12. Tenant Signs: Facia Sign Criteria (if any) refer to Exhibit "D" attached hereto and made a part hereto.

17.13. Estoppel Certificate: Tenant agrees at the request of Landlord to execute an Estoppel Certificate and return same to Landlord within thirty (30) days. Failure to sign same when requested will constitute a default under this Lease Agreement.

17.14. Additions to Common Areas: Landlord reserves the right to make additions to the parking lot and/or the common area of the Office/Warehouse (whether erected, built or installed) provided that such additions do not substantially alter the Premises or parking lot of the Office/Warehouse.

17.15. Entire Agreement: This agreement and any addenda thereto constitute the sole agreement of the parties hereto and supersedes any prior understandings or written or oral agreements respecting the Leased Premises. No amendment, modification, or alteration of the terms or conditions herein shall be binding unless the same shall be in writing and duly executed by the parties hereto.

17.16. Waiver of Claims Covered by Insurance. To the extent that the validity of or the protection afforded by any policy of insurance is not impaired thereby, Landlord and Tenant each expressly waives any cause of action or right to recovery which either may have hereafter against the other for any loss or damage, as the case may be, arising out of any risk covered by any such insurance policy insofar as such damage is actually paid for out of said insurance proceeds, whether or not such policy shall have been taken out by the party sustaining such loss or damage.

17.17. Contractual Lien and UCC Security Interest. Notwithstanding anything herein to the contrary, to secure the payment of all rental obligations due and to become due hereunder; and the faithful performance of this Lease by the Tenant, hereby gives the Landlord an express CONTRACT LIEN on all property, chattels and inventory in the premises, exclusive of that owned by others. To the extent allowed by law, all exemption laws are hereby waived in favor of said lien. This lien is given in addition to the Landlord's Statutory Lien and shall be cumulative thereof. This Lease is also intended to and constitutes a security agreement and the lien herein created for security interest herein established. The security interest herein established may be foreclosed without court proceedings by a public or private sale as a security interest under the Uniform Commercial Code of this state, and pursuant thereof. Tenant agrees that upon Landlord's request Tenant shall execute UCC-1's.

17.18. Start Date. Not withstanding anything herein to the contrary, both Landlord and Tenant agree that any delay in the Tenant occupancy of space, will not affect the start date of the Lease. Whether the delay is caused by either Landlord or Tenant, the rental starting date shall remain as described in the lease.

17.19. Non-disclosure of Lease Terms. In consideration of Landlord's covenants and agreements hereunder, Tenant hereby covenants and agrees not to disclose any terms, covenants or conditions of this Lease to any other party without the prior written consent of Landlord.

17.20. Alternative Dispute Resolution. The parties to this contract [and any broker who signs the contract] agree to negotiate in good faith in an effort to resolve any dispute related to the contract that may arise between the parties [or between a party and a broker]. If the dispute cannot be resolved by negotiation, the dispute will be submitted to mediation before resorting to litigation. If the need for mediation arises, a mutually acceptable mediator shall be chosen by the parties to the dispute who shall share the cost of mediation services equally.





17.21. Notice of Intent to Vacate. Should Tenant decide to vacate the premises upon expiration of this Lease, Tenant agrees to provide Landlord with ninety (90) days prior written notice of its intent to vacate. If ninety (90) days prior written notice is not provided and the space is vacated upon expiration or anytime thereafter without proper notice, the Tenant agrees to forfeit the security deposit.

[SIGNATURES ON FOLLOWING PAGE]

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TENANT:	**LANDLORD:**
Profire Energy, Inc.	**Whitestone REIT Industrial-Office LLC,** **a Texas limited liability company,** **d/b/a Westgate Service Center**
	By: Whitestone REIT Operating Partnership, L.P., a Delaware limited partnership, its sole member
	By: Whitestone REIT, a Maryland real estate investment trust, its general partner
By: Jay Fugal **Its:** US Operations	James C. Mastandrea (Jun 28, 2013) **By: James C. Mastandrea** **Its: President & CEO** KAM KAM
	James C. Mastandrea (Jun 28, 2013) **By: James C. Mastandrea** **Its: Chairman**
6-17-13 **Date**	Jun 28, 2013 **Date**

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EXHIBIT "A"
LEGAL DESCRIPTION

WESTGATE SERVICE CENTER

September 19, 2008

Fieldnotes for 6.7542 acres of land out of the W.C.R.R. Co. Survey, Abstract No. 1371, in Harris County, Texas, being out of and a part of Restricted Reserve "E" of Westgate Business Park, Section One (Amending Plat), the map or plat thereof recorded in Volume 322, Page 49 of the Map Records of Harris County, and being that same (called) 6.754 acre tract of land conveyed to Hartman Reit Operating Partnership III LP, as described in deed recorded under County Clerk's File No. Y511038 of the Real Property Records of Harris County, said 6.7542 acres of land being more particularly described by metes and bounds as follows:

BEGINNING at a 5/8 inch steel rod found in the West line of Ricefield Drive, based on a 60 foot right-of-way, at the Southerly end of a cut-back line for Park Row, said point being the most Easterly Northeast corner of said Restricted Reserve "E", the said 6.754 acre tract, and the herein described tract, said point also being the Southeast corner of that certain 0.2019 acre tract of land conveyed to the County of Harris (for road widening), as described in instrument recorded under County Clerk's File No. J163075 of the said Real Property Records;

Thence, South 00°12'40" West, 566.48 feet with the West line of said Ricefield Drive and the East line of said Restricted Reserve "E" to a 5/8 inch steel rod found marking the Southeast corner of the herein described tract, said point also being the most Easterly Northeast corner of that certain 24.2636 acre tract of land conveyed to Houston Community College System, as described by deed recorded under County Clerk's File No. Y234799 of the said Real Property Records;

Thence, North 89°47'20" West, 495.00 feet with a North line of the said 24.2636 acre tract to a 5/8 inch steel rod found marking the Southwest corner of the herein described tract, said point also being an interior ell corner of the said 24.2636 acre tract;

Thence, North 00°12'40" East, 598.92 feet with an East line of the said 24.2636 acre tract to a 5/8 inch steel rod found in the North line of said Restricted Reserve "E" and the South line of said Park Row (right-of-way varies at this point), marking the Northwest corner of the herein described tract, said point being the most Northerly Northeast corner of the said 24.2636 acre tract, said point also being the Southwest corner of the said 0.2019 acre tract;

Thence, South 89°47'20" East, 200.00 feet with the South line of the said 0.2019 acre tract, to a 5/8 inch steel rod with cap set at a point of curve to the right, having a radius of 1950.00 feet and a central angle of 08°24'26";

Thence, in an Easterly direction, continuing with the South line of the said 0.2019 acre tract, and with the said curve to the right having a radius of 1950.00 feet (chord bearing South 85°35'07" East, 285.87 feet), an arc distance of 286.13 feet to a 5/8 inch steel rod with cap set at the Northerly end of the aforesaid cut-back line for the most Northerly Northeast corner of the herein described tract;

Thence, South 40°31'38" East, 15.16 feet with the said cut-back line to the PLACE OF BEGINNING and containing 6.7542 acres or 294,214 square feet of land, more or less.

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Exhibit "B"
Tenant Improvements

Tenant accepts the Premises in its "as-is, where-is" condition, except for the following improvements to be completed by Landlord at Landlord's sole cost and expense:

1. Landlord shall install new carpet within the Premises.
2. Landlord shall paint the walls within the Premises.

Unless otherwise specified, all materials, quantities and quality used in the work in the Premises shall be Landlord's "Building Standard" for the Property. Any additions to the above will be at the sole cost of Tenant and payable by Tenant prior to commencement of said addition(s). Landlord and Tenant agree that a construction change order will be signed by both parties showing said changes and stating the charge for the changes.

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Exhibit "C"
Floor Plan


EXISTING FLOOR PLAN
SUITE 100 - 5,400 SQ. FT. N.R.A.
Westgate Service Center
19407 Park Row • Houston, Texas 77084
FOR LEASING INFORMATION
CONTACT: DAVE SPAGNOLO
713-435-2255
832-588-5586 MOBILE
DSPAGNOLO@WHITESTONEREIT.COM
PRELIMINARY
NOT FOR
CONSTRUCTION
02-09-13

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Exhibit "D"
FASCIA SIGN CRITERIA

The basic criteria governing signs are as follows:

1. There shall be no flashing, action, or mechanical intimation allowed on tenant signs.
2. Signs are to be centered over the entrance door on the vertical space directly above the door.
3. The sign is to me made of porcelain sign panels, dark bronze color with white letters made of vinyl. Color may be used on the logo if it is specified in the logo design.
4. One typeface is recommended. Helvetica Compact is the Center standard.
5. Sign drawings shall be submitted to the Landlord in triplicate for approval prior to any fabrication being initiated. Drawings are to be submitted by an established sign manufacturer. Any sign not meeting the sign criteria will be at the tenant's own risk.

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EXHIBIT "E"
GUARANTEE OF LEASE
EXEMPLAR ONLY – PLEASE INITIAL, BUT DO NOT SIGN

THIS GUARANTY OF LEASE ("Guaranty") is made for valuable consideration by **Jay Fugal** ("Guarantor") in favor of **Whitestone Industrial-Office, LLC, a Texas limited liability company, d/b/a Westgate Service Center** ("Landlord") in connection with that certain Lease dated June 12, 2013 ("Lease"), pursuant to which Landlord leases to **Profire Energy Inc.** ("Tenant") that certain space located at 19407 Park Row, Suite 100, Houston Texas 77043 ("Premises").

In consideration for Landlord entering into the Lease with Tenant (Guarantor, through his interest in Tenant, being a recipient of the benefits of such Lease), Guarantor absolutely and unconditionally guarantees the timely and complete (i) payment by Tenant of any and all sums at any time due and payable under the Lease, including, without limitation, the obligation to pay all Base Rent, Percentage Rent, Additional Rent and any and all other sums due throughout the Term; and (ii) performance by Tenant of any and all of the other obligations imposed on it under the Lease through the last day of the Term (whether or not the Lease has been terminated prior to the last day of the Term). This Guaranty shall be subject to the following terms and provisions:

1. This Guaranty shall not be released, diminished or otherwise affected by (a) any assignment of said Lease by Tenant, with or without the consent of Landlord; (b) the assignment or transfer of Landlord's interest in said Lease; (c) the bankruptcy, reorganization or insolvency of Tenant or any successor or assignee thereof or any disaffirmance or abandonment by a trustee of Tenant; (d) the granting of extensions of time by Landlord with respect to the performance of any of the terms or provisions of said Lease; (e) any deferral, reduction or compromising of any rent or other charge due Landlord under the provisions of said Lease; (f) the failure by Landlord to require performance of any term or provision of said Lease or to exercise any rights, power, or remedy granted to Landlord in said Lease; (g) any extension or renewal of the Term or any period during which Tenant holds over or remains in possession, with or without the consent of Landlord, of all or any part of the Premises after the expiration of said Term; (h) any amendment, modification or change in any of the terms, covenants, and conditions of the Lease by Landlord and Tenant; (i) any dealings or transactions between Landlord and Tenant; or (j) any bankruptcy, insolvency, reorganization, liquidation, arrangements, assignments for the benefit of creditors, receivership, trusteeship or similar proceedings affecting Tenant.

2. The liability of the Guarantor under this Guaranty shall be continuing, irrevocable and primary and in any right of action which shall accrue under said Lease. Landlord may, at its option, proceed against the Guarantor without having commenced any action against Tenant, or Landlord may proceed against Tenant without having commenced any action against the Guarantor. In either event, the election by Landlord to proceed against only the Tenant or the Guarantor shall not release the other from liability under the Lease or this Guaranty.

3. The Guarantor hereby subordinates any claims or liens of the Guarantor against Tenant to all of the liabilities and obligations of Tenant to Landlord pursuant to the Lease and to any claims or liens of Landlord against Tenant or the assets or property of Tenant. The Guarantor agrees that, in lieu of any right to indemnification that the Guarantor might have as against Tenant, which right is hereby waived, the Guarantor shall be subrogated to the rights of Landlord to the extent that the Guarantor fully satisfies and discharges Tenant's obligations under the Lease. This right of subrogation shall be the Guarantor's sole remedy against Tenant. Notwithstanding the foregoing, no such payment or performance by the Guaranty shall entitle the Guarantor, by subrogation or otherwise, to the rights of Landlord to any payment by Tenant or out of the assets or property of Tenant, except after the payment of all Base Rent, Percentage Rent and Additional Rent and any and all other sums payable under the Lease and the fulfillment of all of the covenants, terms, conditions or agreements to be paid or performed by Tenant under this Lease.

4. The Guarantor shall pay Landlord's reasonable attorneys' fees and all costs and other expenses incurred in enforcing the terms of the Lease or recovering possession of the Premises or in any collection or attempted collection or to enforce this Guaranty, including, without limitation, any such fees and costs incurred in any negotiations relative to the obligations hereby guaranteed or in enforcing this Guaranty.

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5. The Guarantor hereby waives notice of any demand by Landlord as well as any notice of default given to Tenant or notice of acceptance of this Guaranty. To the fullest extent permitted by law, the Guarantor waives the right to plead any defenses, including, without limitation, the following defenses: (i) any and all prescriptive periods; (ii) the lack of capacity of Tenant; (iii) the illegality of the obligations of Tenant; and (iv) the lack of corporate authority or other authority of Tenant or the person purporting to bind Tenant. Guarantor hereby waives and agrees not to assert or take advantage of any right or defense based on the absence of any or all presentments, demands (including demands for performance), notices (including notices of adverse change in the financial status of Tenant or other facts which increases the risk to Guarantor, notices of non-performance and notices of acceptance of this Guaranty) and protests of each every kind.

6. The Guarantor waives any right, statutory or otherwise, to be discharged from liability hereunder by reason of Landlord's failure, after demand from the Guarantor, to bring suit against Tenant and further waives notice of Landlord's acceptance of this Guaranty. Without in any way limiting any of the foregoing waivers of the Guarantor, the Guarantor hereby expressly waives (i) any right of setoff against amounts due under this Guaranty, and (ii) any homestead or other exemption right of Tenant or the Guarantor. No waiver or modification of any provision of this Guaranty, nor any termination of this Guaranty, shall be effective unless in writing and signed by Landlord. The Guarantor additionally waives any and all statutory rights under Chapter 34 of the Texas Business and Commerce Code, Rule 31 of the Texas Rules of Civil Procedure and Sections 17.001 and 43.002 of the Texas Civil Practice and Remedies Code.

7. The Guarantor's liability for obligations of Tenant arising or accruing during the Term shall survive any repossession of the Premises by Landlord and any subsequent expiration or termination of said Term.

8. If the Guarantor fails to pay any sums owed under this Guaranty when due, such unpaid sums shall bear interest from the date due until paid at the lesser of (i) the highest interest rate permitted by law; and (ii) the Prime Rate as published by the Wall Street Journal plus four percent (4%).

The use of the singular herein shall include the plural. All capitalized terms not specifically defined herein shall have the same meaning as defined in the Lease unless the context requires otherwise. The obligation of two or more guarantors shall be joint and several and if the guarantors are husband and wife, this Guaranty shall bind the separate property and estate of each spouse as well as the total of their combined property and estates (regardless of however such property or estates may be designated, whether community, marital or otherwise) to which either may have any claim or interest whatsoever based upon their marital status. This Guaranty shall be binding upon the heirs, successors and assigns of the Guarantor and shall inure to the benefit of Landlord and any person or entity which shall hereafter acquire Landlord's interest in said Lease. The Guarantor agrees that Landlord shall have the right (but not the obligation) to bring any action or other proceeding under or in connection with this Guaranty in the State in which the Premises is located, and the venue of such action or proceeding shall be in the County, in which the Premises is located.

"Guarantor"

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GUARANTEE OF LEASE

THIS GUARANTY OF LEASE ("Guaranty") is made for valuable consideration by **Jay Fugal** ("Guarantor") in favor of **Whitestone Industrial-Office, LLC, a Texas limited liability company, d/b/a Westgate Service Center** ("Landlord") in connection with that certain Lease dated June 12, 2013 ("Lease"), pursuant to which Landlord leases to **Profire Energy Inc.** ("Tenant") that certain space located at 19407 Park Row, Suite 100, Houston Texas 77043 ("Premises").

In consideration for Landlord entering into the Lease with Tenant (Guarantor, through his interest in Tenant, being a recipient of the benefits of such Lease), Guarantor absolutely and unconditionally guarantees the timely and complete (i) payment by Tenant of any and all sums at any time due and payable under the Lease, including, without limitation, the obligation to pay all Base Rent, Percentage Rent, Additional Rent and any and all other sums due throughout the Term; and (ii) performance by Tenant of any and all of the other obligations imposed on it under the Lease through the last day of the Term (whether or not the Lease has been terminated prior to the last day of the Term). This Guaranty shall be subject to the following terms and provisions:

1.   This Guaranty shall not be released, diminished or otherwise affected by (a) any assignment of said Lease by Tenant, with or without the consent of Landlord; (b) the assignment or transfer of Landlord's interest in said Lease; (c) the bankruptcy, reorganization or insolvency of Tenant or any successor or assignee thereof or any disaffirmance or abandonment by a trustee of Tenant; (d) the granting of extensions of time by Landlord with respect to the performance of any of the terms or provisions of said Lease; (e) any deferral, reduction or compromising of any rent or other charge due Landlord under the provisions of said Lease; (f) the failure by Landlord to require performance of any term or provision of said Lease or to exercise any rights, power, or remedy granted to Landlord in said Lease; (g) any extension or renewal of the Term or any period during which Tenant holds over or remains in possession, with or without the consent of Landlord, of all or any part of the Premises after the expiration of said Term; (h) any amendment, modification or change in any of the terms, covenants, and conditions of the Lease by Landlord and Tenant; (i) any dealings or transactions between Landlord and Tenant; or (j) any bankruptcy, insolvency, reorganization, liquidation, arrangements, assignments for the benefit of creditors, receivership, trusteeship or similar proceedings affecting Tenant.

2.   The liability of the Guarantor under this Guaranty shall be continuing, irrevocable and primary and in any right of action which shall accrue under said Lease. Landlord may, at its option, proceed against the Guarantor without having commenced any action against Tenant, or Landlord may proceed against Tenant without having commenced any action against the Guarantor. In either event, the election by Landlord to proceed against only the Tenant or the Guarantor shall not release the other from liability under the Lease or this Guaranty.

3.   The Guarantor hereby subordinates any claims or liens of the Guarantor against Tenant to all of the liabilities and obligations of Tenant to Landlord pursuant to the Lease and to any claims or liens of Landlord against Tenant or the assets or property of Tenant. The Guarantor agrees that, in lieu of any right to indemnification that the Guarantor might have as against Tenant, which right is hereby waived, the Guarantor shall be subrogated to the rights of Landlord to the extent that the Guarantor fully satisfies and discharges Tenant's obligations under the Lease. This right of subrogation shall be the Guarantor's sole remedy against Tenant. Notwithstanding the foregoing, no such payment or performance by the Guaranty shall entitle the Guarantor, by subrogation or otherwise, to the rights of Landlord to any payment by Tenant or out of the assets or property of Tenant, except after the payment of all Base Rent, Percentage Rent and Additional Rent and any and all other sums payable under the Lease and the fulfillment of all of the covenants, terms, conditions or agreements to be paid or performed by Tenant under this Lease.

4.   The Guarantor shall pay Landlord's reasonable attorneys' fees and all costs and other expenses incurred in enforcing the terms of the Lease or recovering possession of the Premises or in any collection or attempted collection or to enforce this Guaranty, including, without limitation, any such fees and costs incurred in any negotiations relative to the obligations hereby guaranteed or in enforcing this Guaranty.

5.   The Guarantor hereby waives notice of any demand by Landlord as well as any notice of default given to Tenant or notice of acceptance of this Guaranty. To the fullest extent permitted by law, the Guarantor waives the right



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to plead any defenses, including, without limitation, the following defenses: (i) any and all prescriptive periods; (ii) the lack of capacity of Tenant; (iii) the illegality of the obligations of Tenant; and (iv) the lack of corporate authority or other authority of Tenant or the person purporting to bind Tenant. Guarantor hereby waives and agrees not to assert or take advantage of any right or defense based on the absence of any or all presentments, demands (including demands for performance), notices (including notices of adverse change in the financial status of Tenant or other facts which increases the risk to Guarantor, notices of non-performance and notices of acceptance of this Guaranty) and protests of each every kind.

6. The Guarantor waives any right, statutory or otherwise, to be discharged from liability hereunder by reason of Landlord's failure, after demand from the Guarantor, to bring suit against Tenant and further waives notice of Landlord's acceptance of this Guaranty. Without in any way limiting any of the foregoing waivers of the Guarantor, the Guarantor hereby expressly waives (i) any right of setoff against amounts due under this Guaranty, and (ii) any homestead or other exemption right of Tenant or the Guarantor. No waiver or modification of any provision of this Guaranty, nor any termination of this Guaranty, shall be effective unless in writing and signed by Landlord. The Guarantor additionally waives any and all statutory rights under Chapter 34 of the Texas Business and Commerce Code, Rule 31 of the Texas Rules of Civil Procedure and Sections 17.001 and 43.002 of the Texas Civil Practice and Remedies Code.

7. The Guarantor's liability for obligations of Tenant arising or accruing during the Term shall survive any repossession of the Premises by Landlord and any subsequent expiration or termination of said Term.

8. If the Guarantor fails to pay any sums owed under this Guaranty when due, such unpaid sums shall bear interest from the date due until paid at the lesser of (i) the highest interest rate permitted by law; and (ii) the Prime Rate as published by the Wall Street Journal plus four percent (4%).

The use of the singular herein shall include the plural. All capitalized terms not specifically defined herein shall have the same meaning as defined in the Lease unless the context requires otherwise. The obligation of two or more guarantors shall be joint and several and if the guarantors are husband and wife, this Guaranty shall bind the separate property and estate of each spouse as well as the total of their combined property and estates (regardless of however such property or estates may be designated, whether community, marital or otherwise) to which either may have any claim or interest whatsoever based upon their marital status. This Guaranty shall be binding upon the heirs, successors and assigns of the Guarantor and shall inure to the benefit of Landlord and any person or entity which shall hereafter acquire Landlord's interest in said Lease. The Guarantor agrees that Landlord shall have the right (but not the obligation) to bring any action or other proceeding under or in connection with this Guaranty in the State in which the Premises is located, and the venue of such action or proceeding shall be in the County, in which the Premises is located.

"Guarantor"

____
Jay Fugal

Social Security #:______________________

Signature: Laura Diggs
Laura Diggs (Jun 25, 2013)

Email: ldiggs@whitestonereit.com

Signature: Kyle A. Miller
Kyle A. Miller (Jun 28, 2013)

Email: kmiller@whitestonereit.com

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